**PART II**

**OFFERING MEMORANDUM DATED AUGUST 4, 2023**



RYSE Aero Holdco Inc.

6951 Cintas Boulevard
Mason, Ohio 45040
www.ryseaerotech.com

**Up to $5,000,000**

**Minimum Investment Amount:**

**$1,001.00**

RYSE Aero Holdco Inc. ("RYSE", the "Company," "we," or "us"), is offering up to $5,000,000 (the "Offered Shares"), including $4,830,917.87 worth of common stock, $0.001 par value per share (the "Common Stock") and $169,082.13 in Investor Fee proceeds. The minimum target amount under this Regulation CF offering is $25,000 (the "Target Amount"). The Company must reach its Target Amount of $25,000 by April 30, 2024. Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering by April 30, 2024, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Offered Shares at any time and for any reason. The rights and obligations of any purchasers of the Offered Shares ("Investors" or "you") must complete the purchase process through our intermediary, DealMaker Securities LLC (the "Intermediary"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent"), until the Target Amount has been met or exceeded and one or more closings occur. You may cancel an unaccepted investment commitment until up to 48 hours prior to April 30, 2024 (the "Offering Deadline"), or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Offered Shares at any time for any reason.

Additionally, investors will be required to pay an Investor Fee to help offset transaction costs equal to three and one-half percent (3.5%) of the investment amount. This fee is counted towards the amount the Company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding as described herein and is in addition to the $1,001 minimum investment amount per investor. The Company will waive these fees for investors contributing $25,000 or more and may waive this fee for other investors at its discretion.

**Investment Incentives and Bonuses**

| Investment amount | Perks |
|---|---|
| $5,000 - $9,999 | 5% share price discount and $5,000 discount on Recon |
| $10,000 - $24,999 | 10% share price discount and $10,000 discount on Recon, baseball cap and polo shirt |
| $25,000 - $49,999 | 15% share price discount and $15,000 discount on Recon, flight jacket, cap and polo shirt ("swag") |
| $50,000 - $99,999 | 15% share price discount and $17,500 discount on Recon, custom vinyl on Recon, video meeting with CEO, and swag |
| $100,000+ | 15% share price discount and $20,000 discount on Recon, custom vinyl on Recon, tour of Cincinnati facilities with CEO, and swag |

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1. Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2. Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
3. Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4. Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5. Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
6. Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

**A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.**

**These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.**

**This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views**

with respect to future events and are subject to risks and uncertainties that could cause the Company's results to differ materially from those contained in the  forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements.

*In the event that the Company becomes a reporting company under the Securities Exchange Act of 1934, the Company intends to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.*

**TABLE OF CONTENTS**

**THE COMPANY AND ITS BUSINESS**

**Overview**

RYSE Aero Holdco Inc. ("**RYSE**", the "**Company**," "**we**," "**us**", or "**our**") is a development stage company formed in the State of Delaware on November 18, 2021. We primarily conduct operations through our wholly owned subsidiary, RYSE Aero Technologies, LLC, an Ohio limited liability company. RYSE is a technology company making flight easy-to-fly through its proprietary software and aeronautic design and redundant electric power systems. For our first commercial product, we have designed and fabricated an ultralight electric vertical take-off and landing flight vehicle ("eVTOL"), the RECON, which is designed to be used in agriculture, recreation and other applications. Under rules established by the Federal Aviation Administration ("FAA"), an ultralight is a single person flying vehicle that weighs less than 254 pounds (subject to adjustments for floatation) and flies at a maximum speed of 63 miles per hour. The RECON is a turnkey platform that qualifies as an ultralight flight vehicle and, as such, does not require the operator to obtain a pilot's license nor does it require manufacturer certification from the FAA. Its advanced flight systems create a stable flight environment and minimizes training demands so that an operator can be flying within minutes with limited training.

The RECON features the following:
- 25 minutes* of flight time from its six rechargeable and swappable lithium-ion batteries,
- Operating speed of up to 63 miles per hour* (55 Knots Calibrated Air Speed),
- Payload capacity of 250 pounds*,
- Suggested maximum altitude of 400 feet* above ground level,
- Key safety features, including proprietary AI-based stability software, proprietary flight control systems and battery controller systems circuitry, and six independent motors and batteries, providing exceptional flight control and power redundancy.

    *Subject to weather conditions such as humidity, wind and density altitude.*

The RECON has been flying since March 5, 2022, with over 600 test flights completed to-date. We plan to begin producing a small number of vehicles in late 2023 or early 2024. We intend to sell RECONs directly to consumers and businesses to start and then via distributors once unit production reaches larger quantities.

Additional information about the Company and the offering is available on the Company's offering page located at https://invest.ryseaerotech.com.

**Employees**

The Company has 15 full-time employees and 4 part-time employees as of July 15, 2023.

**Regulation**

Except as detailed below, we are unaware of any regulations related to our business. We are an electric ultralight vehicle manufacturer building a proprietary ultralight vehicle, and it has applications in many markets.

RYSE has designed the RECON to conform with Federal Aviation Regulation ("FAR") Part 103 requirements for ultralight aircraft. We do not believe we need to achieve FAA Certification for domestic RECON flight operations and sales as long as we continue to conform to FAR Part 103 in terms of aircraft specifications and flight operations. Changes in FAA regulations requiring certification for flight operations or sales might result in RYSE incurring significantly increased costs to comply with those new regulations and in attempting to correct any issues causing such delays. Also, the impact of new or changed laws or regulations on the RECON's ultralight compliance or the costs of complying with such laws and regulations cannot be predicted.

**Market**

Under FAR Part 103, our customers who operate the RECON are not required to obtain a pilot's license when operating the RECON as manufactured by RYSE. However, FAR Part 103.15 states: "No person may operate an ultralight vehicle over any congested area of a city, town, or settlement, or over any open air assembly of persons." As such, the Company's market strategy is focused on industries and consumers that operate in rural and open land areas, such as agriculture and recreational and sport environments.

### Intellectual Property

We currently do not own any patents or trademarks. We have filed for three patents related to the design of certain aspects of our eVTOL and have also filed our logo for trademark registration. The Company intends to seek copyright and patent protection for these items; however, there is no guarantee the Company will be successful in obtaining such protection.

### Litigation

The Company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

### Property

The Company leases 11,000 square feet of office and production space located at 6951 Cintas Boulevard, Mason, Ohio 45040 for $11,000 per month through December 31, 2025. The Company believes it will increase the square footage required when it commences production at the end of 2023 and expects to lease the entire facility consisting of 21,000 square feet. The Company rents the facility from LAS Capital LLC, which is the Company's majority stockholder and holds substantially all of the Company's outstanding Secured Convertible Notes.

## RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-attacks and the ability to prevent those attacks). Additionally, early-stage companies are inherently more risky than more developed companies. An investment in the Company should only be considered by those who can afford the loss of their entire investment. You should consider general risks as well as specific risks when deciding whether to invest.

**We are an early stage company. If we cannot raise sufficient funds, we will not succeed.**

RYSE is a startup that was founded in 2021. There is no assurance that RYSE will ever be profitable or generate sufficient revenue to pay dividends to the holders of its securities. RYSE does not believe it will be able to generate revenues without successfully completing safety and operational flight testing of its proposed RECON aircraft, which involves substantial risk. As a result, RYSE is dependent upon the proceeds of this Offering and additional fundraises to continue the RECON flight testing and development and other operations. Even if RYSE is successful in this Offering, RYSE's proposed business will require significant additional capital infusions. Based on RYSE's current estimates, RYSE will require a minimum of $20 million in capital to fully implement its proposed business plan. If planned operating levels are changed, higher operating costs or working capital requirements encountered, lower sales revenue received, or more time is needed to implement the plan, more funds than currently anticipated may be required. Additional difficulties may be encountered during this early stage of development, such as unanticipated problems relating to development, testing, vendor manufacturing costs, production and assembly, and the competitive and regulatory environments in which RYSE intends to operate. If additional capital is not available when required, if at all, or is not available on acceptable terms, RYSE may be forced to modify or abandon its business plan, which may result in investors losing their investments.

**The Company has realized significant operating losses to date and expects to incur losses in the future.**

The Company has operated at a loss since inception, and these losses are likely to continue. RYSE's net losses for the year ended December 31, 2022 were $3.6 million. As of December 31, 2022, we had accumulated losses of $4.2 million. Until the Company begins generating revenue and achieves profitability, it will have to seek other sources of capital in order to continue operations.

**There is a possibility that we may not be able to continue as a "going concern".**

We have concluded that there is an uncertainty about our ability to continue as a going concern and our independent auditors have incorporated this into their opinion accordingly. This opinion could materially limit our ability to raise additional funds by issuing new debt or equity securities or otherwise. The Company is still developing its eVTOL vehicle, has not generated any revenues to date, and has accumulated losses of $4.2 million through December 31, 2022. The Company has funded its product development to date through proceeds from the issuance of equity and notes to shareholders. Although the Company has received additional funds from shareholders in 2023 and anticipates additional funding, there are no commitments for future funding from shareholders or other funding providers. Company management does not believe the cash on hand is sufficient to fund its development operations for the next twelve months. If we fail to raise sufficient capital when needed, we will not be able to complete our proposed business plan, we may have to liquidate our business, and investors may lose their investments. Our ability to continue as a going concern is dependent on our ability to successfully accomplish our plan of operations described herein, obtain financing and eventually attain profitable operations. Investors should consider our independent auditor's comments when deciding whether to invest in the Company.

**The development and production development period for the RECON will be lengthy.**

Even if it meets the development and production development schedule, RYSE does not expect to recognize revenue from selling the RECON commercially until December 2023 at the earliest. As a result, the receipt of significant cash receipts from customer deposits and revenue, if any, is not anticipated until around that time and may occur later than projected. RYSE depends on receiving large amounts of capital and other financing to complete its development work. If we are not able to sell enough securities in this Offering to meet our operating and development needs or are not able to obtain additional funding as and when needed, we will cease operating, and you will get nothing for your investment. Even with sufficient capital, there is no assurance that RYSE will be successful in completing its development work or becoming profitable.

**The Company will face significant market competition.**

The RECON potentially competes with a variety of eVTOL aircraft manufactured in the United States and abroad. Further, RYSE could face competition from competitors of whom RYSE is not aware that have developed or are developing technologies that will offer alternatives to RECON. Competitors could develop an aircraft that renders RECON less competitive than RYSE believes it will become. Many existing potential competitors are well-established, have or may have longer-standing relationships with customers and potential business partners, have or may have greater name recognition, and have or may have access to significantly greater financial, technical and marketing resources.

**Scaling up manufacturing will be a challenge and any issues faced in such efforts may negatively impact our results of operations.**

eVTOL technology and electrical vehicle technology in general is changing rapidly. There is significant development and investment into electric vehicle technology being made today. Such rapidly changing technology conditions may adversely affect our ability to continuously remain a market leader, provide superior product performance, and an outstanding customer experience. If we are unable to control the cost of development, cost of manufacturing, and cost of operations, we may be substantially affected. If we are unable to maintain substantially lower cost of manufacturing, developing, design, distributing, and maintaining our vehicles, we may incur significant cost increases which can be material to the operation of our business. We have made, and will continue to make, substantial investments into the development of the RECON, such investments may have unforeseen costs that we have been unable to accurately predict, which may significantly impact our ability to execute our business as planned. We will face significant costs in development and purchasing of materials required to build the RECON through external third parties. These purchases are subject to conditions outside of our control and as such, these conditions may substantially affect our business, product, brand, operational, and financial goals.

**Delays in aircraft delivery schedules or cancellation of orders may adversely affect the Company's financial results**

RYSE's current sales efforts include non-binding reservations for the RECON aircraft. RYSE has over 260 such reservations as of July 15, 2023.  The reservations do not create an obligation on the part of the customer to purchase an aircraft and do not require the purchaser to place a deposit.  Some or all of these customers might not purchase the aircraft. Aircraft customers might respond to weak economic conditions by canceling reservations, resulting in lower demand for our aircraft and other revenue-generating parts and services we intend to offer.  Such events would have a material adverse effect on RYSE's financial results.

**We rely on single suppliers and international suppliers for certain items used in our manufacturing**.

RYSE uses raw materials, components, and sub-assemblies to manufacture its RECON vehicle that are sourced from various vendors, including those in countries outside the U.S. The RECON motors, battery packs and propellers are supplied from vendors in China, components of its advanced navigation system are supplied from a vendor in Australia, and other components are made by vendors in the U.S. and Europe.  Items sourced internationally potentially carry increased risk to the business, including higher shipping costs, uncertain and costly tariff and tax structures, longer lead times, language barriers, potential compliance and quality issues, and political instability. Additionally, once we commence manufacturing, although we will attempt to mitigate this risk, we may in certain circumstances rely on a single supplier and manufacturer which will pose risks of shortages, price increases, changes, delay and other issues that could disrupt and adversely affect our business. If any of these companies ceases supplying and/or serving us, we would have to find and qualify alternate suppliers.  Additionally, if there are general supply chain disruptions due to global economic events, we may not be able to produce the RECON if the raw materials, components, and sub-assemblies needed are not available to us.

**Our growth will depend on avoiding battery and other production components bottlenecks.**

Our Company's success is highly dependent on our ability to source battery cells and packs, as well as other important production components, at high levels of volume and low cost.  If we are unable to acquire enough battery cells and packs or other important production components, for  any reason, or if we are unable to source these items at an appropriately low cost, it would result in us missing our overall production and profitability estimates.

**Developing new products and technologies entails significant risks and uncertainties.**

We are currently in the early testing phase of the RECON.  We expect to commence production in December 2023.  Delays or cost overruns in the development or production of the RECON and failure of the product to meet its performance estimates could affect our financial performance. Delays and increased costs could be significant and may be caused by testing failures, unanticipated technological hurdles, changes to design or failure on the part of our suppliers to deliver components as agreed.  Any of these events could materially and adversely affect our operating results and financial condition.

**Operations could be adversely affected by interruptions of production that are beyond our control.**

We intend to manufacture the RECON using systems, components and parts developed and manufactured by third-party suppliers. Our aircraft development and eventual manufacturing could be affected by interruptions of production at such suppliers. Such suppliers may be subject to additional risks such as financial problems that limit their ability to conduct their operations. If any of these third parties experience difficulties, it may have a direct negative impact on RYSE.

**A product recall could cripple our growth.**

If the RECON is unable to meet performance and quality criteria, we may be required to perform product recalls to address these concerns. A product recall can have a substantial cost related to performing such corrective actions.

Although we will perform significant internal testing and qualifications, as well as external qualifications through approved third party vendors against industry standards and regulatory requirements, there could be unperceived conditions which may negatively impact the customer or our expected performance and safety of our vehicles. As such, we may perform a corrective action such as a recall of products, mandatory repairs of defective components, or litigation settlements which can materially affect our financial goals, operation results, brand, business, and products.

**Providing service and parts for the RECON after sale could be more expensive than the Company anticipates.**

The Company intends to engage a network of distributors with broad geographic reach to sell and service the RECON and future products. If we are unable to address service requirements, it may negatively affect our customer experience. Additionally, if we are unable to create a sufficiently broad network of distributors, it may be more expensive than planned to provide appropriate customer service.

**We could be subject to legal liability as a result of our operations including the manufacturing and sale of the RECON.**

The Company could be exposed to significant product, service or corporate liability claims as a result of product defects, accidents or other events, including the death of customers while operating the RECON. A successful liability claim against the Company could require the payment of large monetary damages. While the Company maintains some forms of aviation and general liability insurance, there can be no assurance that the insurance coverage would be adequate to insulate the Company from substantial, adverse financial effects of liability judgements.

**An accident could have a material adverse effect on the Company's operations.**

Flying ultralight aircraft is an inherently risky activity, and a flight accident either in flight testing or consumer operations could have a material adverse effect on our operations, including but not limited to liability judgements against us. Additionally, flight accidents from RYSE aircraft or other eVTOL aircraft could damage the brand and reputation of the Company and industry, leading to customer adoption reluctance.

**We may face regulatory challenges.**

We are substantially at risk of unfavorable governmental regulations. Although we operate under the ultralight aircraft exceptions of Federal Aviation Regulation Part 103, aircraft, including eVTOLs, are subject to substantial regulation and changes to those regulations under international, federal, state, local and foreign laws regarding safety, performance, and import regulations. Our vehicles will need to comply with many governmental standards and regulations relating to vehicle safety, fuel economy, emissions control, noise control, and vehicle recycling, among others. Compliance with all of these requirements may delay our production launch or require substantially higher compliance costs than anticipated, thereby adversely affecting our business and financial condition.

**We are subject to FAA regulations and changes to FAA regulations requiring certifications for flight operations or sales could negatively impact operations.**

RYSE has designed the RECON to conform with Federal Aviation Regulation Part 103 requirements for ultralight aircraft. We do not believe we need to achieve FAA Certification for domestic RECON flight operations and sales as long as we continue to conform to FAR Part 103 in terms of aircraft specifications and flight operations. Changes in FAA regulations requiring certification for flight operations or sales might result in RYSE incurring significantly increased costs to comply with those new regulations and in attempting to correct any issues causing such delays. Also, the impact of new or changed laws or regulations on the RECON's ultralight compliance or the costs of complying with such laws and regulations cannot be predicted.

**We depend on key personnel.**

RYSE's future success depends on the efforts of key personnel, including Mick Kowitz, our Chief Executive Officer and a member of the Board of Directors, and the balance of our senior executive team. We do not currently carry any key man life insurance on our key personnel or senior executive team. However, RYSE may obtain such insurance at some point after closing this Offering. Regardless of such insurance, the loss of services of any of these or other key personnel may have an adverse effect on RYSE. There can be no assurance that RYSE will be successful in attracting and retaining the personnel RYSE requires to develop and market the RECON aircraft and conduct RYSE's proposed operations.

**The Company's estimates of market demand may be inaccurate.**

RYSE has projected the market for the RECON based upon a variety of internal and external market data. The estimates involve significant assumptions, which may not be realized in fact. There can be no assurance that RYSE estimates for the number of RECON aircraft that may be sold in the market will be as anticipated. In the event that RYSE has not accurately estimated the market size for and the number of RECON aircraft that may be sold, it could have a material adverse effect upon RYSE, its results from operations, and an investment in the shares.

**We will require intellectual property protection and may be subject to the intellectual property claims of others.**

We presently do not hold any patents on our intellectual property. We have filed for three patents related to the design of certain aspects of our eVTOL and have also filed our logo for trademark registration. The Company intends to seek copyright and patent protection for these items; however, there is no guarantee that the Company will be successful in obtaining such protection. If we fail to successfully enforce our proprietary technology or otherwise maintain the proprietary nature of the intellectual property used in the RECON aircraft, our competitive position could suffer. Notwithstanding RYSE's efforts to protect our intellectual property, our competitors may independently develop similar or alternative technologies or products that are equal to or superior to RYSE's RECON technology without infringing on any of RYSE's intellectual property rights or design around our proprietary technologies. There is no guarantee that the USPTO will issue patents to RYSE or that any court will rule in RYSE's favor in the event of a dispute related to RYSE's intellectual property. In the absence of further patent protection, our business, revenue and operating results, reputation and competitive position could be adversely affected.

**Confidentiality agreements may not adequately prevent disclosure of trade secrets and other proprietary information.**

We anticipate that a substantial amount of our processes and technologies will be protected by trade secret laws. To protect these technologies and processes, we intend to rely in part on confidentiality agreements with our employees, licensees, independent contractors and other advisors. These agreements may not effectively prevent disclosure of confidential information, including trade secrets, and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover our trade secrets and proprietary information, and in such cases, we could not assert any trade secret rights against such parties. To the extent that our employees, contractors or other third parties with which we do business use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. Laws regarding trade secret rights in certain markets in which we operate may afford little or no protection to our trade secrets. The loss of trade secret protection could make it easier for third parties to compete with our products and related future products and services by copying functionality, among other things. In addition, any changes in, or unexpected interpretations of, the trade secret and other intellectual property laws in any country in which we operate may compromise our ability to enforce our trade secret and intellectual property rights. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our business, revenue and operating results, reputation and competitive position.

**We have broad discretion in the use of the net proceeds from this offering and our use of the net proceeds may not yield a favorable financial return from purchasing shares.**

Our management will have broad discretion in the use of the net proceeds from this offering and may spend or invest these proceeds in ways with which you may not agree. The failure by our management to apply these funds effectively or in a manner that yields a favorable return or any return, could have a material adverse effect on our business, financial condition and results of operations.

**We are offering shares of common stock which will be restricted and an investment in our common stock will be illiquid.**

There is no currently established market for reselling these securities, and the Company currently has no plans to list any of its shares on any over-the-counter (OTC) market or on an exchange. We are offering shares of our common stock pursuant to an exemption from registration under the Securities Act which imposes substantial restrictions on the transfer of such securities. All certificates which evidence the shares of common stock will be inscribed with a printed legend which clearly describes the applicable restrictions on transfer or resale by the owner thereof. Accordingly, each investor should be aware of the long-term illiquid nature of this investment. In no event may such securities be sold, pledged, hypothecated, assigned or otherwise transferred unless such securities are registered under the Securities Act and applicable state securities laws, or we received an opinion of counsel that an exemption from registration is available with respect thereto. Rule 144, the primary exemption for resales of restricted securities, is only available for securities of issuers providing current information to the public. While we will be required to make such information available should we conduct an initial public offering, we have no plans to conduct an initial public offering and we do not currently make such information available, which precludes reliance on Rule 144 for sale of the common stock. Thus, each investor should be prepared to bear the risk of such investment for an indefinite period of time.

**We arbitrarily determined the offering price and there has been no independent valuation of the stock, which means that the stock may be worth less than the purchase price.**

The offering price of the shares of common stock has been arbitrarily determined without independent valuation, based on estimates of the price that purchasers of speculative securities, such as our common stock, will be willing to pay considering our nature and capital structure, the experience of the officers and directors and the market conditions for the sale of equity securities in similar companies. The offering price of the shares bears no relationship to our assets, earnings or book value, or any other objective standard of value, and thus the shares may have a value significantly less than the offering price and the shares may never obtain a value equal to or greater than the offering price.

**You must keep records of your investment for tax purposes.**

As with all investments in securities, if you sell the Common Stock, you will probably need to pay tax on the long- or short-term capital gains that you realize if you make a profit and record any loss to apply it to other taxable income. If you do not have a regular brokerage account, or your regular broker will not hold the Common Stock for you (and many brokers refuse to hold Regulation CF securities for their customers), there will be nobody keeping records for you for tax purposes and you will have to keep your own records, and calculate the gain on any sales of the stock you sell. If you fail to keep accurate records or accurately calculate any gain on any sales of the stock, you may be subject to tax audits and penalties.

**We may engage in multiple securities offerings which may result in integration of the offerings and in turn legal actions on behalf of a federal or state regulatory agency and our company.**

We may in the future be involved in one or more additional offers of our securities in other unrelated securities offerings. Any two or more securities offerings undertaken by us could be found by the SEC, or a state securities regulatory agency, to be "*integrated*" and therefore constitute a single offering of securities. Such a finding could result in disallowance of one or more of our exemptions from registration, which could give rise to various legal actions on behalf of a federal or state regulatory agency and our company.

**This offering was not reviewed by independent professionals.**

We have not retained any independent professionals to review or comment on this Offering or otherwise protect the interest of the investors hereunder. Although we have retained our own counsel, neither such counsel nor any other counsel has made, on behalf of the investors, any independent examination of any factual matters represented by management herein. Therefore, for purposes of making a decision to purchase our common stock, you should not rely on our counsel with respect to any matters herein described. Prospective investors are strongly urged to rely on the advice of their own legal counsel and advisors in making a determination to purchase our stock.

**We have not undergone underwriting due diligence, and we cannot guarantee that we will sell any specific number of shares of common stock in this offering.**

There is no commitment by anyone to purchase all or any part of the shares of common stock offered hereby and, consequently, we can give no assurance that all of the shares of common stock in this Offering will be sold. Additionally, there is no underwriter for this Offering; therefore, you will not have the benefit of an underwriter's due diligence efforts that would typically include the underwriter being involved in the preparation of this Offering Document and the pricing of our common stock shares offered hereunder. Therefore, there can be no assurance that this Offering will be successful or that we will raise enough capital from this Offering to further our development and business activities in a meaningful manner. Finally, prospective investors should be aware that we reserve the right to withdraw, cancel, or modify this Offering at any time without notice, to reject any subscription in whole or in part, or to allot to any prospective purchaser fewer shares of common stock than the number for which he or she subscribed.

**Investors in this Offering will likely experience additional dilution.**

Since we will require substantial funds in addition to the proceeds of this Offering to conduct our planned business, we will raise such additional funds, to the extent not generated internally from operations, by issuing additional equity and/or debt securities, resulting in further dilution to our existing stockholders (including purchasers of our common stock in this Offering). Additionally, our existing Convertible Notes are convertible into shares of common stock at a valuation that is lower than this Offering's valuation, which will increase the dilution of your ownership. Those Convertible Notes accrue interest at 10% per annum, which continues to increase the Convertible Notes amounts that are convertible into our common stock. Also, your purchase price per share will be substantially greater than the Company's net tangible book value per share because the valuation of the stock is not based on the net tangible book value per share of the Company.

**The subscription agreement has a forum selection provision that requires disputes to be resolved in state or federal courts in the State of Delaware, regardless of convenience or cost to you, the investor.**

In order to invest in this offering, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of Delaware, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived the Company's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Although we believe the provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies and in limiting our litigation costs, to the extent it is enforceable, the forum selection provision may limit investors' ability to bring claims in judicial forums that they find favorable to such disputes, may increase investors' costs of bringing suit and may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

**Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.**

Investors in this offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the Company arising out of or relating to the agreement, including any claims made under the federal securities laws. By signing the agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware, which governs the agreement, by a federal or state court in the State of Delaware. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the Company in connection with matters arising under the agreement, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the Company. If a lawsuit is brought against the Company under the agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of the Company's securities or by the Company of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

In addition, when the shares are transferred, the transferee is required to agree to all the same conditions, obligations and restrictions applicable to the shares or to the transferor with regard to ownership of the shares, that were in effect immediately prior to the transfer of the shares, including but not limited to the subscription agreement.

**Using a credit card to purchase shares may impact the return on your investment.**

Investors in this Offering have the option of paying for their investment with a credit card. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy and would be in addition to the Investor Fee of 3.5% of the purchased share value. The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. These increased costs may reduce the return on your investment.

The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled: Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

**Our directors, officers and principal stockholders will continue to have control of voting power following the closing of this Offering.**

As of the date of this Offering, our directors, executive officers and principal stockholders beneficially owned, in the aggregate, substantially all of our outstanding voting securities. After our planned Offering, LAS Capital will have a majority of the voting shares.  As a result, immediately after the Offering, LAS Capital will have control over the Company, including election of our board of directors and any issues requiring approval of stockholders.  Future issuances of equity or future sales of stock by LAS Capital may reduce their ownership below 50% such that they no longer have control.  However, if some or all of the stockholders acted together, they would have the ability to exert significant influence over the election of our board of directors and the outcome of issues requiring approval by our stockholders. This concentration of ownership may also have the effect of delaying or preventing a change in control of our Company that may be favored by other stockholders. This could prevent transactions in which stockholders might otherwise recover a premium for their shares over current market prices.

**This Offering involves "Rolling Closes," which may mean that earlier investors may not have the benefit of information later investors have.**

Once we meet our minimum target amount for this Offering, we may request our escrow agent to disburse offering funds to us.  At that point, investors who have had subscription agreements that have been accepted will become our investors.  All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to the business plans or prospects, sometimes on short notice.  When such changes happen during the course of an offering, we must file an amended Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back.  Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

**DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES**

This table shows the principal people on the Company's team:

| Name | Position | Term of Office | Approx. hours per week (if not full time) |
|---|---|---|---|
| Executive Officers: | | | |
| Mick Kowitz | Chief Executive Officer | November 18, 2021 | Full-Time |
| Kurt Freyberger | Chief Financial Officer and Treasurer | May 8, 2023 and July 28, 2023 | Full-Time |
| Erik Stephansen | VP of Regulatory Affairs and Secretary | November 19, 2021 | Full-Time |
| Directors: | | | |
| Mick Kowitz | | November 19, 2021 | |
| Stephen Schaefer | | August 1, 2023 | |
| Matthew E. Walsh | | August 1, 2023 | |

*Mick Kowitz.* Mr. Kowitz has served as our Chief Executive Officer and director since November 2021. Mr. Kowitz has served as the President and Chief Executive Officer of ClinMunications LLC, a leading artificial intelligence communications provider serving the largest hospitals, since November 2017. Prior to that, Mr. Kowitz was the Chief Technology Officer and a director of ClinGenuity LLC, a company that developed automation solutions for clinical trial reporting. Mr. Kowtiz has over 30 years of experience in software development and innovation of new technologies related to artificial intelligence, speech recognition, natural language processing and engineering experience. Mr. Kowitz has served as a board of director on several companies, and has founded and co-founded several companies that were successfully sold to private equity groups or become public companies.

*Stephen Schaefer.* Mr. Schaefer currently serves as Chairman of the Board of Directors for Talen Energy Corp. In addition, he serves as a member of the Board of Directors for Alpine Summit Energy Partners, Just Energy, and GenOn Holdings, Inc. Mr. Schaefer also serves as Chairman of the Board of Texgen Power, LLC. He previously served on the Board of Directors for Homer City Holdings LLC, and Element Markets LLC. Mr. Schaefer has been actively involved in the deregulated natural gas and electricity markets since 1993. He was a Partner with Riverstone Holdings from 2004 to 2015, where he was primarily responsible for conventional power and renewable energy investments. Previously, Mr. Schaefer founded and headed the Energy Practice with a focus on restructuring with Huron Consulting Group. From 1998 to 2003, Mr. Schaefer led the Acquisitions and Divestitures group with Duke Energy North America. Previously he held a similar role as head of business development at LG&E Energy. Mr Schaefer began his career in the consulting group at Ernst & Young in 1987. Mr. Schaefer is a Chartered Financial Analyst and received his B.S., magna cum laude, in Finance and Accounting from Northeastern University in 1987.

*Matthew E. Walsh.* Mr. Walsh serves as the CFO of Blue Sky Specialty Pharmacy. Mr. Walsh is responsible for the Finance, Accounting, Sales, and Technology teams at Blue Sky. Mr. Walsh has been with Blue Sky since January of 2018 and has helped to build and grow the company since its early days.

A graduate of Boston College and an MBA from Northwestern University's Kellogg School of Management, Mr. Walsh started his career working in restaurants, transitioning to Commercial Agriculture where he spent 15 years through 2017 working for DTN, a global, data, analytics and technology company. While at DTN, Mr. Walsh was involved in Business Development, M&A, and led the Agricultural business unit before transitioning to Blue Sky.  Mr. Walsh also served as Vice President for Granular from 2018 through 2020, a digital tools and precision agriculture solutions company.

***Kurt Freyberger***.   Mr. Freyberger was named our Chief Financial Officer in May 2023 and our Treasurer in July 2023.  Mr. Freyberger served as Chief Financial Officer of Total Quality Logistics, a leading truck brokerage company, for the period October 2016 through January 2022.  Prior to that, Mr. Freyberger was the Chief Financial Officer for Pro Football Focus, a then start-up company specializing in football data compilation and analysis, and Cincinnati Bell, a public company providing landline, wireless and data center outsourcing services. Mr. Freyberger has over 30 years of experience in various accounting and finance roles in public and private companies, including start-ups.

***Erik Stephansen.*** Mr. Stephansen is the lead test pilot overseeing aeronautics for RYSE and serves as VP of Regulatory Affairs and Secretary. He is an aviation expert with over 35 years of flying aerobatics in a multitude of aircraft. Mr. Stephansen has been involved in the development of various technology advances to aircraft systems and unmanned aerial vehicles. He is a voting member on several aviation committees within ASTM International and is active in the Experimental Aviation Association. Prior to joining RYSE, Mr. Stephansen worked from 2014-2020 as President and CEO of LAM Aviation, Inc., which developed aircraft stability augmentation and high-lift wing technologies, and from 2010-2021 as President of CYTTA Corp, a publicly traded integrated communications and remote monitoring company.

## OWNERSHIP AND CAPITAL STRUCTURE

### Ownership

The following table sets forth the number of shares known to be beneficially owned by all persons who own at least 5% of RYSE's outstanding common stock, the Company's directors, the Company's executive officers, and the directors and executive officers as a group as of August 1, 2023, unless otherwise noted. Unless otherwise indicated, the stockholders listed in the table have sole voting and investment power with respect to the shares indicated.

| Name | Number of Shares of Common Stock | Percentage of Common Stock (1) |
|---|---|---|
| Mick Kowitz* | 4,302,904 | 24.8% |
| Kurt Freyberger* | 17,182 | ** |
| Erik Stephansen* | 104,599 | ** |
| Stephen Schaefer* (2) | 98,797 | ** |
| Matthew E. Walsh* (3) | 31,143 | ** |
| LAS Capital LLC (4) | 12,494,815 | 72.0% |
| All officers and directors as a group | 4,554,625 | 26.2% |

\* Officer and/or director of RYSE.
\*\* Less than 1%.


(1) Applicable percentage ownership is based on 17,363,237 shares of common stock outstanding as of August 1, 2023. This total includes (i) 10,910,000 shares of common stock issuable upon exercise of shares of Series A Preferred Stock, and (ii) 1,576,224 shares of common stock issuable upon conversion of the Secured Convertible Promissory Note in the principal amount of $4,992,152 assuming a valuation of $50,000,000.

(2) Mr. Schaefer entered into a letter agreement to serve as a director of the Company pursuant to which he will receive $75,000 in annual fees payable in shares of common stock per year prorated for partial years

which, after 2023, shall vest on a quarterly basis.  Further, Mr. Schaefer and the Company entered into a Services Agreement on July 26, 2023 pursuant to which the Company granted Mr. Schaefer 42,955 shares of common stock, which were issued on the date of the agreement but will vest in installments of 21,478 shares on January 1, 2024 and 21,477 shares on January 1, 2025. The Company valued these shares at $5.82 per share.

(3) Mr. Walsh entered into a letter agreement to serve as a director of the Company pursuant to which he will receive $75,000 in annual fees payable in shares of common stock per year prorated for partial years which, after 2023, shall vest on a quarterly basis.  Further, Mr. Walsh and the Company entered into a Services Agreement on July 24, 2023 pursuant to which the Company granted Mr. Walsh 18,256 shares of common stock, which were issued on the date of the agreement but will vest in installments of 5,369 shares on January 1, 2024 and 12,877 shares on January 1, 2025. The Company valued these shares at $5.82 per share.

(4) Includes (i) 10,910,000 shares of common stock issuable upon exercise of shares of Series A Preferred Stock and (ii) 1,576,224 shares of common stock issuable upon conversion of the Secured Convertible Promissory Note in the principal and accrued interest amount of $4,992,152 as of August 1, 2023 assuming a valuation of $50,000,000.

The following table describes our capital structure as of July 31, 2023:

| Class of Equity | Authorized Limit | Issued and Outstanding (2) | Committed, Not-issued | Available |
|---|---|---|---|---|
| Common Stock | 50,000,000 | 17,363,237 (1) | 0 | 32,636,763 |
| Preferred Stock | 10,000 | 1,250 | 0 | 8,750 |

(1)    Includes (i) 10,910,000 shares of common stock issuable upon exercise of shares of Series A Preferred Stock, and (ii) 1,576,224 shares of common stock issuable upon conversion of the Secured Convertible Promissory Note in the principal amount of $4,992,152 as of August 1, 2023 assuming a valuation of $50,000,000.

(2)    In November 2021, the Company's board of directors approved the issuance of 139,648 shares of common stock and/or common stock options to board members and employees to attract, retain and incentivize key employees and board members (the "2021 Stock Plan").  Shares totaling 86,985 have been granted to board members through August 1, 2023, leaving 52,663 shares available to be granted under the 2021 Stock Plan.  These unissued 52,663 shares under the 2021 Stock Plan are in addition to the 17,363,237 issued and outstanding shares disclosed above.

**USE OF PROCEEDS**

Assuming a maximum raise of $5,000,000 to the Company, the net proceeds of this offering would be approximately $4,420,000 after subtracting estimated offering costs of $580,000, not including commission fees to DealMaker Securities LLC.  If RYSE successfully raises the maximum amount, the Company intends to fund capital expenditures to build out our facility to manufacture 10 RECON units per month, continued research and development costs to develop and test the RECON, marketing and selling costs to generate orders for the RECON, and administrative expenses.

Assuming a raise of $2,500,000 to the Company, the net proceeds of this offering would be approximately $2,180,000 after subtracting estimated offering costs of $320,000, not including commission fees to DealMaker Securities LLC.  In such an event, RYSE would fund the build out of our manufacturing facility from the offering proceeds and would reduce the offering proceeds used for research and development costs, marketing and selling costs, and administrative expenses by spending less on those costs or reducing cash liquidity.

Please see the table below for a summary of our intended use of proceeds from this offering;

| Purpose or Use of Funds | Allocation After Offering Expenses for a $25,000 Raise | Allocation After Offering Expenses for a $100,000 Raise | Allocation After Offering Expenses for a $2,500,000 Raise | Allocation After Offering Expenses for a $5,000,000 Raise |
|---|---|---|---|---|
| Capital Expenditures, primarily consists of building out the manufacturing space to build ten units per month | 0% | 0% | 50% | 30% |
| Operational Expenditures, primarily composed of research & development; marketing; and administrative expenses | 100% | 100% | 50% | 70% |

**The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the Company.**

**Intermediary Compensation**
As compensation for the services provided by DealMaker Securities, LLC, the Company is required to pay (i) a commission of 8.5% of the proceeds raised, (ii) an activation fee of $29,500, and (iii) a recurring monthly fee of $15,000 for so long as the offering is open.

**FINANCIAL DISCUSSION**

*Financial Statements*

The Company's financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were audited by Clark Schaefer Hackett & Co. The following discussion should be read in conjunction with our audited financial statements and the related notes included in this Offering Statement.

*Operating Results*

The Company's 2022 operating expenses consist primarily of research and development costs to develop the RECON, marketing and selling costs to generate pre-orders of the RECON, and administrative expenses.

As a result of the foregoing factors, the Company's net loss for the period from November 18, 2021 (inception) to December 31, 2022 was $4.2 million and from inception through May 31, 2023 was $6.3 million. Net loss consists of all revenue and operating expenses. The Company's revenues were zero for all relevant periods.

*Plan of Operations and Milestones*

The Company has designed and fabricated an electric vertical take-off and landing flight vehicle ("eVTOL"), the RECON, which is designed for applications in agriculture, land surveying and recreation. The RECON is a turnkey platform that qualifies as an ultralight flight vehicle and, as such, does not require the operator to obtain a pilot's license or certification with the Federal Aviation Administration ("**FAA**"). As a result, operators can be flying within minutes with limited training. The RECON has been in-flight since March 5, 2022, with over 600 test flights completed to-date. We plan to begin low-rate production in late 2023 or early 2024. The Company has established the following milestones in its plan of operations:

| Milestone | Raise Value ($) | Milestone Date | |
|---|---|---|---|
| Pre-production vehicle | $6 million, already raised from existing investors | Funds have been raised since November 2021, and pre-production vehicle is being tested. | |
| Production and sales of 10 RECON units per month | $5 million from this Offering | March 2024 | |
| Production and sales of 100 RECON units per month | $20 million of additional funds subsequent to this Offering | December 2024 | |

There is no assurance that we will be able to meet this timeline. It is provided to identify our intentions for moving forward during the next 18 months of operation. If we do not raise the identified funds in this offering, or from other sources of financing available to the Company, we may not be able to achieve our intended plan of operations.

*Liquidity and Capital Resources*

To date, the Company has not made any profits, is still a "development stage company", and profits are not likely for some time. The Company has recorded losses from the time of inception in the total amount of $4.2 million from the period of inception to December 31, 2022.

Since inception through May 31, 2023, the Company has raised an aggregate of $5.8 million consisting of $1.3 million from the sale of Series A Preferred Stock to LAS Capital LLC and $4.5 million from the sale of Secured Convertible Promissory Notes to LAS Capital LLC, which has supported the Company's ongoing development. In addition, in July 2023, the Company issued 103,092 shares of common stock for consideration of $600,000 at a per share price of $5.82.

The Company has not committed to make any capital expenditures as of the date hereof. In the event it does not raise sufficient funds from this Offering, it will defer the capital expenditures it has planned.

The Company had approximately $140,000 cash on hand as of May 31, 2023. Currently, we estimate our burn rate (net cash out) to be on average, $400,000 per month. The Company is relying on funding from LAS Capital LLC in the form of additional Secured Convertible Promissory Notes to fund operations subsequent to May 31, 2023, as well the funds from the July 2023 common stock issuance. There is no guarantee that such financing will be available in the future from LAS Capital LLC or other investors, as common stock issuances, a secured convertible financing, or such other structure. The proceeds from this Offering are essential for the Company to be able to develop its business.

*Indebtedness*

From March 2022 through May 2023, the Company issued various Convertible Promissory Notes and Secured Promissory Notes to LAS Capital, LLC in the aggregate amount of $4.4 million plus aggregate unpaid accrued interest of $0.1 million (the "Old Notes"). On June 1, 2023, the Company and LAS Capital LLC entered into an Exchange Agreement pursuant to which LAS Capital LLC exchanged the Old Notes for a Secured Convertible Promissory Note in the amount of $4.5 million (the "New Note") which represented principal and interest accrued under the Old Notes. The New Note is due and payable on June 1, 2024 and accrues interest at the annual rate of 10%. In the event the Company issues and sells shares of its common stock, preferred stock or equity securities convertible into preferred stock to investors (the "**Investors**") on or before the date of the repayment in full of the New Note resulting in gross proceeds to the Company of at least $15,000,000 (a "**Qualified Financing**"), then the outstanding principal balance and any accrued but unpaid interest of the New Note shall be convertible at the election of LAS Capital LLC into such securities at a conversion price equal to the lesser of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of $50,000,000 (the "Cap") divided by the aggregate number of outstanding shares of the Company's Common Stock as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding excluding the New Note), and otherwise on the same terms and conditions as given to the Investors; provided, however, in the event the Company does not raise at least $3,000,000 through the sale of Common Stock, preferred stock, other equity securities, or debt securities on or prior to February 1, 2024, then the Cap shall be reduced to $20,000,000.

Additionally, the Company issued a promissory note of $85,000 to our CEO in November 2022 for loan proceeds received from him. This note accrues interest at 3% per annum and matures on November 10, 2023.

**RELATED PARTY TRANSACTIONS**

The Company leases 11,000 square feet of office and production space located in 6951 Cintas Boulevard, Mason, Ohio 45040 for $11,000 per month through December 31, 2025.  The Company believes it will increase the square footage required when it commences production at the end of 2023 and expects to lease the entire facility consisting of 21,000 square feet. The Company rents the facility from LAS Capital LLC, which is the Company's majority stockholder and holds substantially all of the Company's outstanding Secured Convertible Notes.

On December 6, 2021, the Company entered into a Securities Purchase Agreement with LAS Capital LLC pursuant to which it issued 1,250 shares of Series A Preferred Stock (the "**Series A Stock**") in consideration of $1,250,000.  The Series A Stock is convertible at the option of the holder into shares of Common Stock equal to the original purchase price divided by $1,000 (the "**Preferred Conversion Price**").  In the event the Company issues shares of Common Stock or such other securities that are convertible into shares of Common Stock at a per share price that is less than the Preferred Conversion Price, then the Preferred Conversion Price shall be adjusted to such lesser price.   The Company is required to pay dividends on the Series A Stock prior to paying any dividends on the shares of Common Stock.  The holders of the Series A Stock vote based on the conversion of their Series A Stock into shares of Common Stock, multiplied by 20.  The holders of the Series A Stock exclusively and as a separate class, shall be entitled to elect two directors, and the holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect one director.  The Company may not, without the approval of the Series A Stock: (i) liquidate, dissolve or wind-up the business and affairs of the Company, effect any merger, consolidation or any sale, lease, transfer, license, or other disposition of all or substantially all of the assets of the Company through one transaction or a series of transactions or consent to any of the foregoing; (ii) amend, alter or repeal any provision of this Certificate of Incorporation or Bylaws in a manner that adversely affects the powers, preferences or rights of the Series A Stock; (iii) create, or authorize the creation of, or issue or obligate itself to issue shares of, or reclassify, any capital stock unless the same ranks junior to the Series A Stock or increase the authorized number of shares of Preferred Stock; (iv) purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Company; (v) create, adopt, amend, terminate or repeal any equity (or equity-linked) compensation plan or amend or waive any of the terms of any option or other grant pursuant to any such plan; (vi) create, or authorize the creation of, or issue, or authorize the issuance of any debt security or create any lien or security interest, with limited exceptions,   or incur other indebtedness for borrowed money, including but not limited to obligations and contingent obligations under guarantees, or permit any subsidiary to take any such action with respect to any debt security lien, security interest or other indebtedness for borrowed money, if the aggregate indebtedness of the Company and its subsidiaries for borrowed money following such action would exceed $50,000 other than equipment leases, bank lines of credit or trade payables incurred in the ordinary course;  (vii) create, or hold capital stock in, any subsidiary that is not wholly owned  by the Company; or (xiii) increase or decrease the authorized number of directors constituting the Board of Directors.

From March 2022 through May 2023, the Company issued the Old Notes.  On June 1, 2023, the Company and LAS Capital LLC entered into an Exchange Agreement pursuant to which LAS Capital LLC exchanged the Old Notes for the New Note.  The New Note is due and payable on June 1, 2024 and accrues interest at the annual rate of 10%.  In the event the Company engages in a Qualified Financing on or before the date of the repayment in full of the New Note, then the outstanding principal balance and any accrued but unpaid interest of the New Note shall be convertible at the election of LAS Capital LLC into such securities at a conversion price equal to the lesser of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of the Cap divided by the aggregate number of outstanding shares of the Company's Common Stock  as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding excluding the New Note), and otherwise on the same terms and conditions as given to the Investors; provided, however, in the event the Company does not raise at least $3,000,000 through the sale of Common Stock, preferred stock, other equity securities, or debt securities on or prior to February 1, 2024, then the Cap shall be reduced to $20,000,000.

Additionally, the Company issued a promissory note of $85,000 to our CEO in November 2022 for loan proceeds received from him.  This note accrues interest at 3% per annum and matures on November 10, 2023.

In July 2023, the Company issued 103,092 shares of common stock for consideration of $600,000 at a per share price of $5.82.  The following officers, directors and 5% stockholders participated in the offering:

- LAS Capital invested $50,000 for 8,591 shares of common stock.
- Mr. Schaefer, a director, invested $250,000 for 42,955 shares of common stock.
- Mr. Stephansen, VP of Regulatory Affairs and Secretary, invested $50,000 for 8,591 shares of common stock.
- Mr. Freyberger, CFO, invested $100,000 for 17,182 shares of common stock.

## RECENT OFFERINGS OF SECURITIES

The Company has made the following issuances of securities within the last three years:

- On December 6, 2021, the Company entered into a Securities Purchase Agreement with LAS Capital LLC pursuant to which it issued 1,250 shares of Series A Stock in consideration of $1,250,000.  The Series A Stock is convertible at the option of the holder into shares of Common Stock equal to the original purchase price divided by the Preferred Conversion Price.  In the event the Company issues shares of Common Stock or such other securities that are convertible into shares of Common Stock at a per share price that is less than the Preferred Conversion Price, then the Preferred Conversion Price shall be adjusted to such lesser price.   The Company is required to pay dividends on the Series A Stock prior to paying any dividends on the shares of Common Stock.  The holders of the Series A Stock vote based on the conversion of their Series A Stock into shares of Common Stock, multiplied by 20. The holders of the Series A Stock exclusively and as a separate class, shall be entitled to elect two directors, and the holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect one director.  The Company may not, without the approval of the Series A Stock: (i) liquidate, dissolve or wind-up the business and affairs of the Company, effect any merger, consolidation or any sale, lease, transfer, license, or other disposition of all or substantially all of the assets of the Company through one transaction or a series of transactions or consent to any of the foregoing; (ii) amend, alter or repeal any provision of this Certificate of Incorporation or Bylaws in a manner that adversely affects the powers, preferences or rights of the Series A Stock; (iii) create, or authorize the creation of, or issue or obligate itself to issue shares of, or reclassify, any capital stock unless the same ranks junior to the Series A Stock or increase the authorized number of shares of Preferred Stock; (iv) purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Company; (v) create, adopt, amend, terminate or repeal any equity (or equity-linked) compensation plan or amend or waive any of the terms of any option or other grant pursuant to any such plan; (vi) create, or authorize the creation of, or issue, or authorize the issuance of any debt security or create any lien or security interest, with limited exceptions,  or incur other indebtedness for borrowed money, including but not limited to obligations and contingent obligations under guarantees, or permit any subsidiary to take any such action with respect to any debt security lien, security interest or other indebtedness for borrowed money, if the aggregate indebtedness of the Company and its subsidiaries for borrowed money following such action would exceed $50,000 other than equipment leases, bank lines of credit or trade payables incurred in the ordinary course;  (vii) create, or hold capital stock in, any subsidiary that is not wholly owned  by the Company; or (xiii) increase or decrease the authorized number of directors constituting the Board of Directors.

- From March 2022 through May 2023, the Company issued the Old Notes.  On June 1, 2023, the Company and LAS Capital LLC entered into an Exchange Agreement pursuant to which LAS Capital LLC exchanged the Old Notes for the New Note.  The New Note is due and payable on June 1, 2024 and accrues interest at the annual rate of 10%.  In the event the Company engages in a Qualified Financing on or before the date of the repayment in full of the New Note, then the outstanding principal balance and any accrued but unpaid interest of the New Note shall be convertible at the election of LAS Capital LLC into such securities at a conversion price equal to the lesser of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of the Cap divided by the aggregate number of outstanding shares of the Company's Common Stock as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding excluding the New Note), and otherwise on the same terms and conditions as given to the Investors; provided, however, in the event the Company does not raise at least $3,000,000 through the sale of Common Stock, preferred stock, other equity securities, or debt securities on or prior to February 1, 2024, then the Cap shall be reduced to $20,000,000.

- In November 2022, the Company issued a promissory note of $85,000 to our CEO for loan proceeds received from him. This note accrues interest at 3% per annum and matures on November 10, 2023.

- In July 2023, the Company issued 103,092 shares of common stock for consideration of $600,000 at a per share price of $5.82.

- Mr. Schaefer entered into a letter agreement to serve as a director of the Company pursuant to which he will receive $75,000 in annual fees payable in shares of common stock per year prorated for partial years which, after 2023, shall vest on a quarterly basis. Further, Mr. Schaefer and the Company entered into a Services Agreement on July 26, 2023 pursuant to which the Company granted Mr. Schaefer 42,955 shares of common stock, which were issued on the date of the agreement but will vest in installments of 21,478 shares on January 1, 2024 and 21,477 shares on January 1, 2025. The Company valued these shares at $5.82 per share.

- Mr. Walsh entered into a letter agreement to serve as a director of the Company pursuant to which he will receive $75,000 in annual fees payable in shares of common stock per year prorated for partial years which, after 2023, shall vest on a quarterly basis. Further, Mr. Walsh and the Company entered into a Services Agreement on July 24, 2023 pursuant to which the Company granted Mr. Walsh 18,256 shares of common stock, which were issued on the date of the agreement but will vest in installments of 5,369 shares on January 1, 2024 and 12,877 shares on January 1, 2025. The Company valued these shares at $5.82 per share.

The above securities were issued to a limited number of parties pursuant to an exemption from registration under Section 4(a)(2) to the Securities Act of 1933, as amended.

## SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

*The following descriptions summarize important terms of the Company's capital stock. This summary reflects RYSE's Certificate of Incorporation, as amended, and does not purport to be complete and is qualified in its entirety by the Company's Certificate of Incorporation and its Bylaws. For a complete description of the Company's capital stock, you should refer to our Certificate of Incorporation, as amended, and our Bylaws and applicable provisions of Delaware Law.*

### General

The Company's authorized securities consist of up to 50,000,000 shares of Common Stock. For this offering, the Company is issuing Common Stock at $7.00 per share.

### *Common Stock*

*Dividend Rights*
Subject to preferences that may be applicable to any outstanding preferred stock, the holders of Common Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently

does not anticipate paying any cash dividends after this Offering or in the foreseeable future.

*Voting Rights*
Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors.

*Rights and Preferences*
Holders of the Company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the Company's Common Stock. The rights, preferences and privileges of the holders of the Company's common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of the Company's Preferred Stock and any additional classes of preferred stock that the Company may designate in the future.

### Preferred Stock

On December 6, 2021, the Company entered into a Securities Purchase Agreement with LAS Capital LLC pursuant to which it issued 1,250 shares of Series A Stock in consideration of $1,250,000. The Series A Stock is convertible at the option of the holder into shares of Common Stock equal to the original purchase price divided by the Preferred Conversion Price. In the event the Company issues shares of Common Stock or such other securities that are convertible into shares of Common Stock at a per share price that is less than the Preferred Conversion Price, then the Preferred Conversion Price shall be adjusted to such lesser price. The Company is required to pay dividends on the Series A Stock prior to paying any dividends on the shares of Common Stock. The holders of the Series A Stock vote based on the conversion of their Series A Stock into shares of Common Stock, multiplied by 20. The holders of the Series A Stock exclusively and as a separate class, shall be entitled to elect two directors and the holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect one director. The Company may not, without the approval of the Series A Stock: (i) liquidate, dissolve or wind-up the business and affairs of the Company, effect any merger, consolidation or any sale, lease, transfer, license, or other disposition of all or substantially all of the assets of the Company through one transaction or a series of transactions or consent to any of the foregoing; (ii) amend, alter or repeal any provision of this Certificate of Incorporation or Bylaws in a manner that adversely affects the powers, preferences or rights of the Series A Stock; (iii) create, or authorize the creation of, or issue or obligate itself to issue shares of, or reclassify, any capital stock unless the same ranks junior to the Series A Stock or increase the authorized number of shares of Preferred Stock; (iv) purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Company; (v) create, adopt, amend, terminate or repeal any equity (or equity-linked) compensation plan or amend or waive any of the terms of any option or other grant pursuant to any such plan; (vi) create, or authorize the creation of, or issue, or authorize the issuance of any debt security or create any lien or security interest, with limited exceptions, or incur other indebtedness for borrowed money, including but not limited to obligations and contingent obligations under guarantees, or permit any subsidiary to take any such action with respect to any debt security lien, security interest or other indebtedness for borrowed money, if the aggregate indebtedness of the Company and its subsidiaries for borrowed money following such action would exceed $50,000 other than equipment leases, bank lines of credit or trade payables incurred in the ordinary course; (vii) create, or hold capital stock in, any subsidiary that is not wholly owned by the Company; or (xiii) increase or decrease the authorized number of directors constituting the Board of Directors.

### What it Means to be a Minority Holder

As an investor in Common Stock of the Company, you will not have any rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties.

**Transferability of securities**

For a year, the securities can only be resold:

- In an IPO or other public offering registered with the SEC;

- To the Company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

**Transfer Agent**

The Company has selected DealMaker, an SEC-registered securities transfer agent, to act as its transfer agent for its shares of Common Stock.

**DILUTION**

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that the investor owns will go down, even though the value of the company may go up. That is, the investor my own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock. Additionally, the Secured Convertible Notes continue to accrue interest at 10% per annum, and these notes and accrued interest are convertible into common shares at the rates discussed above.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share.

The type of dilution that hurts early-stage investors most frequently occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2020 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December 2020 the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2021 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation (before the new investment) of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,667.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future) and the terms of those notes. In our case, LAS Capital LLC owns the New Notes, which are convertible into shares of Common Stock based on a cap of $50,000,000 of total Company equity value, and this cap can decrease to $20,000,000 if RYSE does not raise at least $3,000,000 through the sale of Common Stock, preferred stock, other equity securities, or debt securities on or prior to February 1, 2024.

If you are making an investment expecting to own a certain percentage of a company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by that company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

**Valuation**

As discussed in "Dilution" above, the valuation of a company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into that company. When a company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

*Liquidation Value* — The amount for which the assets of a company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

*Book Value* — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

*Earnings Approach* — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what the investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire a company) may value that company differently. They may use a different valuation method, or different assumptions about that company's business and its market. Different valuations may mean that the value assigned to the investment changes. It frequently happens that when a large institutional investor, such as a venture capitalist, makes an investment in a company, it values that company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

**How RYSE Aero Holdco Inc. determined the offering price**

The offering price for the Company's current offering was determined based on the best estimates of management. The valuation is not based on the historical financial performance of the Company or any other objective metric.

**REGULATORY INFORMATION**

**Disqualification**

Neither the Company nor any of its officers or managing members are disqualified from relying on Regulation Crowdfunding.

**Annual reports**

The Company has not filed annual reports to date.

**Compliance failure**

RYSE Aero Holdco Inc. has not previously failed to comply with the requirements of Regulation Crowdfunding.

**INVESTING PROCESS**

**Investment Confirmation Process:** In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies.  If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

The Company will notify Investors when the Target Amount has been reached. If the Company reaches the Target Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering amount on the date of the expedited Offering Deadline.

*Material Changes*: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled, and the funds will be returned.

***Rolling and Early Closings***: The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

## Investor Limitations

**Investors are limited in how much they can invest on all crowdfunding offerings during any 12- month period.** The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

## Updates

The Company's annual reports, will be posted within 120 days of the Company's fiscal year end to the Company's website. Information regarding updates to the progress of the offering and to subscribe can be found here, https://invest.ryseaerotech.com.